

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

December 6, 2010

Richard F. Poirier
Chief Executive Officer
Herley Industries, Inc.
3061 Industry Drive, Suite 200
Lancaster, Pennsylvania 17603

Re: **Herley Industries, Inc.**
Revised Preliminary Proxy Statement on Schedule 14A
Filed December 2, 2010
File No. 000-05411

Dear Mr. Poirier:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Dana Brown
Attorney-Advisor